Gregory Okshteyn

542 51st Avenue, Apt 3L, LIC, NY 11101 TEL. 917.854.3269
okshteyn1@gmail.com   www.linkedin.com/in/okshteyn/

Architectural Designer / Innovation and Concept Developer / Team Leader

Architectural Designer with over 15 years experience designing and planning award winning Corporate, Retail and Hospitality environments with strong branded identities, interactive immersive experiences, and theatrical Architectural flow. Extensive experience managing multi-million dollar construction budgets while enhancing customer experience through fully developed design concepts. Widespread knowledge of design trends, materiality, and innovative fabrication techniques. Collaborated with world renowned Architects, Engineers, Contractors and Vendors domestically and internationally. Solid experience building and managing international design teams. Able to manage multiple projects of varying complexity concurrently. Exceptional communication and people skills. Fluent in Russian.

Seeking a design leadership role within an established design team.

PROFESSIONAL EXPERIENCE

Starbucks Coffee Company – Shanghai, China
Design Director Global Concept and Innovation   2016-2017

- Identified and implemented the new Starbucks Reserve Roastery Brand – Global.
- Articulated and celebrated coffee production as impetus for theatrical architectural flow.
- Project Managed the 22,000 sq ft NYC Reserve Roastery & 33,000 sq ft Shanghai Reserve Roastery.
- Designed the 28,000 sq ft Tokyo Starbucks Reserve Roastery.
- Redefined RETAIL by fully integrating large scale coffee manufacturing facility within a multi-story, multi-functioning open retail environment.
- Redefined Starbucks by up leveling user experience, up leveling coffee, up leveling food through experiential, contextual, and iconic designs using innovative fabrication techniques, authentic materials, and state of the art restaurant and bar equipment.
- Implemented business strategy and enhance operation's model through maximized designs resulting in higher projected profits and minimized costs.
- Assembled, organized and managed 2 international design teams with up to 12 members each.
- Achieved Leadership in Energy and Environmental Design (**LEED**) Platinum certification on all projects.

Studios GO - New York, New York
Creative Director   2002-2016

- Managed over $50M per year in construction budgets while producing award winning designs.
- Operated and coordinated up to 30 projects simultaneously with a staff of up to 12 including all phases of design all phases of construction. Extensive Retail, Hospitality, and Commercial portfolio.
- Managed client expectations in relation to process, design, budget, and schedule on projects with construction budgets ranging from $150 to $1000 per sq.ft.
- Scouted real estate and hospitality development potential for existing and potential clients.

Gensler Studio 585 - New York, New York
Senior Designer   1999-2002

- Member of architectural design think tank developing ideas for physically branded retail and corporate environments.
- Spearheaded concept articulation and graphic production including analysis and programming schematic conceptualization design development construction documentation.

OTHER RELEVANT EXPERIENCE

STATION LIC, Eatery & Bar – Long Island City, NY
Owner
- Established a $1.5M 2,400 sq ft 74 seat Restaurant in 2012. Sold Restaurant 2016.

- Negotiated lease, obtained liquor license, located Investor, developed concept, and hired operator.
- Designed all Back of House (BOH) and Indoor and Outdoor Retail areas.
- Oversaw all permitting, budgeting, bid process, construction, furnishing, installing, move-in, Department of Health Approval, and training.

Peter Eisenman Architects - New York, New York
Virtual/Physical Modeling
- Visualized and fabricated form developed via a theoretical construct. Managed coordination with leading engineering firms. Generated all graphics and 3D model production for competition entries, museum installations and publications.

HLW International LLP - New York, New York
Senior Designer
- Developed graphics, renderings, finish palettes, and models for various retail and corporate projects.
- Prepared construction documentation including detailing and specifications on assigned projects.

Pratt Institute Graduate School of Architecture
Associate Adjunct Professor – Advanced Design Studio Leader

Columbia University Graduate School of Architecture and Planning
Associate Adjunct Professor - Advanced Design Studio with Sulan Kolotan

University of Pennsylvania Graduate School of Fine Arts, Dept of Architecture
Associate Adjunct Professor - Advanced Design Studio with Sulan Kolotan

EDUCATION, PROFESSIONAL DEVELOPMENT, & LANGUAGE

Columbia University Graduate School of Arch and Planning: New York, New York
Masters of Science (MS) in Advanced Architectural Design with Highest Honors

Pratt Institute, School of Architecture: Brooklyn, New York
Bachelor of Architecture (BA), received with Highest Honors   GPA 4.0   National Dean's List
- Thesis Subject: Center for the Amusement Arts

Rensselaer Polytechnic Institute, School of Architecture: Troy, New York

University of California, Berkeley: Berkeley, California
Studio with Christopher Alexander, Awarded with Honors

Fluent in Russian and English

SELECTED AWARDS & EXHIBITIONS

2015 VILLAGE VOICE Coffee Shop Design of the Year – Devocion, Williamsburg, NY
Grand Prize - USA Institute, International Design Comp - Brooklyn Heights Promenade, NY
All - American Scholar Athlete Collegiate Award (Pratt)
Grand Prize in the Martin/F. Weber Co. Acrylic Medium Competition
2003 Netherlands Architectural Institute, Rotterdam - Architectural Biannual - "Commuter City"
2003 Florence, Italy/ Columbia GSAP, NY, NY - "Architectural Intelligence Agency"

SOFTWARE APPLICATION EXPERIENCE

- MAYA Advanced 3D modeling and animation of architectural and analytical projects.
  Includes construction of dynamic, interactive models for design development.
- Export and transfer complex 3D models into 2D drawings for fabrication and rapid prototyping.
- Microstation V8.1, AutoCAD
- Photoshop, Illustrator, Excel, Word, PowerPoint